FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of March 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                                    By: /s/ Daniel Novegil

Name: Pablo Brizzio                                                  Name: Daniel Novegil

Title: Chief Financial Officer                                    Title: Chief Executive Officer

Dated: April 30, 2014

TERNIUM S.A.

Consolidated Condensed Interim Financial Statements as of March 31, 2014

and for the three-month periods

ended on March 31, 2014 and 2013

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

INDEX

		Page
Report of Independent Registered Public Accounting Firm		1
Consolidated Condensed Interim Income Statements		2
Consolidated Condensed Interim Statements of Comprehensive Income		3
Consolidated Condensed Interim Statements of Financial Position		4
Consolidated Condensed Interim Statements of Changes in Equity		5
Consolidated Condensed Interim Statements of Cash Flows		7
Notes to the Consolidated Condensed Interim Financial Statements
1	General information and basis of presentation	8
2	Accounting policies	9
3	Segment information	10
4	Cost of sales	12
5	Selling, general and administrative expenses	13
6	Other financial income (expenses), net	13
7	Property, plant and equipment, net	13
8	Intangible assets, net	14
9	Investments in non-consolidated companies	14
10	Distribution of dividends	16
11	Contingencies, commitments and restrictions on the distribution of profits	16
12	Related party transactions	18
13	Fair value measurement	20

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Income Statements

		Three-month period ended March 31,
	Notes	2014	2013
		(Unaudited)
Net sales	3	2,149,393	2,135,730
Cost of sales	3 & 4	(1,637,375)	(1,657,096)

Gross profit	3	512,018	478,634

Selling, general and administrative expenses	3 & 5	(195,600)	(207,166)
Other operating income, net	3	2,571	338

Operating income	3	318,989	271,806

Interest expense		(23,379)	(33,370)
Interest income		3,859	3,684
Other financial (expenses) income, net	6	(4,815)	(11,067)

Equity in earnings (losses) of non-consolidated companies		2,650	(15,884)

Income before income tax expense		297,304	215,169

Income tax expense		(109,080)	(63,750)

Profit for the period		188,224	151,419

Profit for the period attributable to:
Equity holders of the Company		149,996	129,265
Non-controlling interest		38,228	22,154

Profit for the period		188,224	151,419

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the equity holders of the company (expressed in USD per share)		0.08	0.07

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Comprehensive Income

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
Profit for the period	188,224	151,419

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(210,734)	(43,624)
Currency translation adjustment from participation in non-consolidated companies	48,227	23,552
Changes in the fair value of derivatives classified as cash flow hedges	(655)	127
Income tax relating to cash flow hedges	196	(38)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	154	6,710
Others from participation in non-consolidated companies	(1,754)	(1,369)
Items that may not be reclassified subsequently to profit or loss:
Actuarial loss on post employment benefit obligations	(21)	-

Other comprehensive loss for the period, net of tax	(164,587)	(14,642)

Total comprehensive income for the period	23,637	136,777

Attributable to:
Equity holders of the Company	64,224	128,772
Non-controlling interest	(40,587)	8,005

Total comprehensive income for the period	23,637	136,777

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Financial Position

		Balances as of
	Notes	March 31, 2014		December 31, 2013
		(Unaudited)
Non-current assets
Property, plant and equipment, net	7	4,515,376		4,708,895
Intangible assets, net	8	958,089		961,504
Investments in non-consolidated companies	9	1,426,938		1,375,165
Derivative financial instruments		663		1,535
Deferred tax assets		39,921		24,902
Receivables, net		86,944		79,407
Trade receivables, net		1,246	7,029,177	1,754	7,153,162

Current assets
Receivables		152,994		112,388
Derivative financial instruments		478		-
Inventories, net		2,095,652		1,941,130
Trade receivables, net		822,101		671,453
Other investments		138,868		169,503
Cash and cash equivalents		215,301	3,425,394	307,218	3,201,692

Non-current assets classified as held for sale			17,210		17,770

			3,442,604		3,219,462

Total Assets			10,471,781		10,372,624
EQUITY
Capital and reserves attributable to the company’s equity holders			5,404,259		5,340,035
Non-controlling interest			957,422		998,009
Total Equity			6,361,681		6,338,044
Non-current liabilities
Provisions		11,882		13,984
Deferred tax liabilities		595,338		605,883
Other liabilities		350,882		345,431
Trade payables		14,468		15,243
Borrowings		1,165,314	2,137,884	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		131,515		92,009
Other liabilities		208,688		203,326
Trade payables		798,317		755,880
Borrowings		833,696	1,972,216	797,944	1,849,159

Total Liabilities			4,110,100		4,034,580
Total Equity and Liabilities			10,471,781		10,372,624

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

Profit for the period							149,996	149,996	38,228	188,224
Other comprehensive income (loss) for the period
Currency translation adjustment						(84,088)		(84,088)	(78,419)	(162,507)
Actuarial loss on post employment benefit obligations				(13)				(13)	(8)	(21)
Cash flow hedges, net of tax				(96)				(96)	(209)	(305)
Others				(1,575)				(1,575)	(179)	(1,754)

Total comprehensive income for the period	-	-	-	(1,684)	-	(84,088)	149,996	64,224	(40,587)	23,637

Balance as of March 31, 2014 (unaudited)	2,004,743	(150,000)	(23,295)	1,498,292	(2,324,866)	(1,647,650)	6,047,035	5,404,259	957,422	6,361,681

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iv).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.7  million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 11 (iv).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Changes in Equity

	Attributable to the Company’s equity holders (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance as of January 1, 2013	2,004,743	(150,000)	(23,295)	1,498,029	(2,324,866)	(1,199,772)	5,564,344	5,369,183	1,065,730	6,434,913

Profit for the period							129,265	129,265	22,154	151,419
Other comprehensive income (loss) for the period
Currency translation adjustment						(5,334)		(5,334)	(14,738)	(20,072)
Cash flow hedges, net of tax				6,070				6,070	729	6,799
Others				(1,229)				(1,229)	(140)	(1,369)

Total comprehensive income for the period	-	-	-	4,841	-	(5,334)	129,265	128,772	8,005	136,777

Balance as of March 31, 2013 (unaudited)	2,004,743	(150,000)	(23,295)	1,502,870	(2,324,866)	(1,205,106)	5,693,609	5,497,955	1,073,735	6,571,690

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 11 (iv).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of March 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 0.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 11 (iv).

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013 (All amounts in USD thousands)

Consolidated Condensed Interim Statements of Cash Flows

		Three-month period ended March 31,
	Notes	2014	2013
		(Unaudited)
Cash flows from operating activities
Profit for the period		188,224	151,419

Depreciation and amortization	7 & 8	97,918	95,852
Income tax accruals less payments		48,625	6,883
Equity in (earnings) losses of non-consolidated companies		(2,650)	15,884
Interest accruals less payments		1,738	5,209
Changes in provisions		536	2,378
Changes in working capital (1)		(368,944)	50,767
Net foreign exchange results and others		10,636	19,335
Net cash (used in) provided by operating activities		(23,917)	347,727

Capital expenditures	7 & 8	(103,587)	(218,058)
Investment in non-consolidated companies		(3,010)	-
Loans to non-consolidated companies		(40,906)	-
Decrease in other investments		30,635	27,727
Proceeds from the sale of property, plant and equipment		272	319
Net cash used in investing activities		(116,596)	(190,012)

Proceeds from borrowings		248,057	189,448
Repayments of borrowings		(191,605)	(463,538)
Net cash provided by (used in) financing activities		56,452	(274,090)

Decrease in cash and cash equivalents		(84,061)	(116,375)

At January 1,		307,218	560,307
Effect of exchange rate changes		(7,856)	(1,137)
Initial cash of Peña Colorada and Exiros		-	12,227
Decrease in cash and cash equivalents		(84,061)	(116,375)
Cash and cash equivalents as of March 31, (2)		215,301	455,022

(1) The working capital is impacted by non-cash movement of USD (91.7) million as of March 31, 2014 (USD (25.0) million as of March 31, 2013) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes USD 869 and USD 904 as of March 31, 2014 and 2013, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 138,868 as of March 31, 2014.

The accompanying notes are an integral part of these consolidated condensed interim financial statements. These consolidated condensed interim financial statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2013.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

Notes to the Financial Statements

1.               GENERAL INFORMATION AND BASIS OF PRESENTATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of March 31, 2014, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

1.              GENERAL INFORMATION AND BASIS OF PRESENTATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2013 and 2012, this special tax reserve amounted to USD 7.5 billion and USD 7.6 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

The name and percentage of ownership of subsidiaries that have been included in consolidation in these Consolidated Condensed Interim Financial Statements is disclosed in Note 2 to the audited Consolidated Financial Statements for the year ended December 31, 2013.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial position, and also the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates.

Material intercompany transactions and balances have been eliminated in consolidation. However, the fact that the functional currency of the Company’s subsidiaries differ, results in the generation of foreign exchange gains and losses that are included in the Consolidated Condensed Interim Income Statement under “Other financial  income (expenses), net”.

These Consolidated Condensed Interim Financial Statements have been approved for issue by the Board of Directors of Ternium on April 30, 2014.

2.                  ACCOUNTING POLICIES

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” and are unaudited. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and adopted by the European Union. Recently issued accounting pronouncements were applied by the Company as from their respective dates.

These Consolidated Condensed Interim Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

None of the accounting pronouncements issued after December 31, 2013 and as of the date of these financial statements have a material effect on the Company’s financial condition or result of operations.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

3.               SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

3.                  SEGMENT INFORMATION (continued)

	Three-month period ended March 31, 2014 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,137,660	76,230	(64,497)	2,149,393
Cost of sales	(1,646,287)	(55,076)	63,988	(1,637,375)
Gross profit	491,373	21,154	(509)	512,018

Selling, general and administrative expenses	(192,158)	(3,442)	-	(195,600)
Other operating income, net	2,304	267	-	2,571

Operating income - IFRS	301,519	17,979	(509)	318,989

Management view

Net sales	2,137,660	95,557	(83,824)	2,149,393
Operating income	174,660	36,354	(509)	210,505

Reconciliation items:

Differences in Cost of sales				108,484

Operating income - IFRS				318,989

Financial income (expense), net				(24,335)
Equity in earnings of non-consolidated companies				2,650

Income before income tax expense - IFRS				297,304

Depreciation and amortization - IFRS	(88,066)	(9,852)	-	(97,918)

	Three-month period ended March 31, 2013 (Unaudited)
	Steel	Mining	Inter-segment eliminations	Total

IFRS

Net sales	2,107,214	99,756	(71,240)	2,135,730
Cost of sales	(1,655,825)	(65,995)	64,724	(1,657,096)
Gross profit	451,389	33,761	(6,516)	478,634

Selling, general and administrative expenses	(198,116)	(9,050)	-	(207,166)
Other operating income, net	625	(287)	-	338

Operating income - IFRS	253,898	24,424	(6,516)	271,806

Management view

Net sales	2,107,214	145,019	(116,503)	2,135,730
Operating income	196,821	68,269	(6,516)	258,574

Reconciliation items:

Differences in Cost of sales				13,232

Operating income - IFRS				271,806

Financial income (expense), net				(40,753)
Equity in earnings of non-consolidated companies				(15,884)

Income before income tax expense - IFRS				215,169

Depreciation and amortization - IFRS	(85,783)	(10,069)	-	(95,852)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

3.                  SEGMENT INFORMATION (continued)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of non-current assets is based on the geographical location of the underlying assets.

	Three-month period ended March 31, 2014 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,220,442	642,028	286,923	2,149,393

Non-current assets (1)	4,309,531	896,041	267,893	5,473,465

	Three-month period ended March 31, 2013 (Unaudited)
	Mexico	Southern region	Other markets	Total

Net sales	1,069,888	689,574	376,268	2,135,730

Non-current assets (1)	4,057,854	1,225,028	281,622	5,564,504

(1) Includes Property, plant and equipment and Intangible assets

4.                  COST OF SALES

	Three-month period ended March 31,
	2014	2013
	(Unaudited)

Inventories at the beginning of the period	1,941,130	2,000,137
Opening inventories - Peña Colorada	-	18,006
Translation differences	(117,935)	(27,925)
Plus: Charges for the period
Raw materials and consumables used and other movements	1,549,397	1,256,194
Services and fees	24,789	20,244
Labor cost	143,264	148,191
Depreciation of property, plant and equipment	80,798	79,269
Amortization of intangible assets	3,818	4,301
Maintenance expenses	102,240	96,716
Office expenses	1,441	1,538
Insurance	3,867	3,459
Increase (recovery) of obsolescence allowance	6,629	(3,342)
Recovery from sales of scrap and by-products	(11,239)	(8,932)
Others	4,828	6,248

Less: Inventories at the end of the period	(2,095,652)	(1,937,008)
Cost of Sales	1,637,375	1,657,096

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

5.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
Services and fees	15,363	15,319
Labor cost	58,359	60,806
Depreciation of property, plant and equipment	4,071	3,124
Amortization of intangible assets	9,231	9,158
Maintenance and expenses	1,450	2,000
Taxes	31,731	31,591
Office expenses	8,732	9,281
Freight and transportation	62,544	71,322
Increase (recovery) of allowance for doubtful accounts	660	(128)
Others	3,459	4,693
Selling, general and administrative expenses	195,600	207,166

6.                  OTHER FINANCIAL INCOME (EXPENSES) , NET

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
Net foreign exchange loss	(1,004)	(5,658)
Change in fair value of financial instruments	(711)	(2,357)
Debt issue costs	(1,049)	(1,242)
Others	(2,051)	(1,810)
Other financial loss, net	(4,815)	(11,067)

7.                  PROPERTY, PLANT AND EQUIPMENT, NET

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
At the beginning of the year	4,708,895	4,438,117

Currency translation differences	(198,411)	(49,022)
Additions	91,890	209,038
Disposals	(2,129)	(2,963)
Depreciation charge	(84,869)	(82,393)
Capitalized borrowing costs	-	281
Interest in joint operations	-	83,181
Transfers	-	(2,518)
At the end of the period	4,515,376	4,593,721

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

8.                  INTANGIBLE ASSETS, NET

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
At the beginning of the year	961,504	965,206

Currency translation differences	(2,063)	(396)
Additions	11,697	9,020
Amortization charge	(13,049)	(13,459)
Transfers and other movements	-	10,412
At the end of the period	958,089	970,782

9.                  INVESTMENTS IN NON-CONSOLIDATED COMPANIES

Company	Country of incorporation	Main activity	Voting rights as of		Value as of
			March 31, 2014	December 31, 2013	March 31, 2014	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	22.71%	22.71%	1,419,125	1,369,820
Other non-consolidated companies (1)					7,813	5,345
					1,426,938	1,375,165

(1) It includes the investments held in Techgen S.A. de C.V., Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

(a) Techgen S.A. de C.V.

Following the execution of an August 2013 memorandum of understanding for the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, as of February 2014, Ternium, Tenaris and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) have completed their initial investments in Techgen, S.A. de C.V., a Mexican project company owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Tenaris and Ternium have also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

9.  INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

(b) Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS

On January 16, 2012, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l., together with the Company’s Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. As a result of these transactions, the control group, which holds 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, is now formed as follows: Nippon Steel & Sumitomo Metal Corporation Group (formerly Nippon Group) 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. As of March 31, 2014 the value of the investment is comprised as follows:

Value of investment	USIMINAS

As of January 1, 2014	1,369,820
Share of results	2,678
Other comprehensive income	46,627

As of March 31, 2014	1,419,125

On April 24, 2014,  Usiminas approved its interim accounts as of and for the three-months ended March 31, 2014, which state that revenues, post-tax profit from continuing operations and shareholders’ equity  amounted to USD 1,329 million, USD 78 million and USD 7,454 million, respectively.

USIMINAS
Summarized balance sheet (in million USD)	As of March 31, 2014

Assets
Non-current	9,655
Current	4,084
Total Assets	13,739
Liabilities
Non-current	3,156
Current	2,175
Total Liabilities	5,331
Minority interest	954
Shareholders' equity	7,454

USIMINAS
Summarized income statement (in million USD)	Three-month period ended March 31, 2014

Net sales	1,329
Cost of sales	(1,109)
Gross Profit	220
Selling, general and administrative expenses	(89)
Other operating income, net	12
Operating income	143
Financial expenses, net	(8)
Equity in earnings of associated companies	19
Income before income tax	154
Income tax expense	(60)
Net profit before minority interest	94
Minority interest in other subsidiaries	(16)
Net profit for the period	78

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

10.              DISTRIBUTION OF DIVIDENDS

On February 19, 2014, the Board of Directors proposed a dividend distribution of USD 0.075 per share (USD 0.75 per ADS), or approximately USD 150.4 million in the aggregate, which is subject to shareholders’ approval at the Company’s annual general shareholders’ meeting to be held on May 7, 2014.  If the annual dividend is approved at the annual general shareholders’ meeting, the payment date is expected to be on May 16, 2014.

11.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

This note should be read in conjunction with Note 25 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2013.  Significant changes or events since the date of issue of such financial statements are as follows:

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Administración Federal de Ingresos Públicos (“AFIP” – the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place.  The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 11.4 million as of March 31, 2014.

The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, there are reasons that would likely result in a favorable ruling for the Company.

On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996. The ruling was appealed both by the Company and the AFIP.

On June 10, 2010 the Company was notified of a ruling issued by the Court of Appeals in federal administrative law which mainly resulted in favor of the Company. The ruling was appealed both by the Company and the AFIP.

On June 8, October 31 and October 15, 2012 the Company was notified of rulings issued by the National Tax Court reducing partially the assessments made by the AFIP for the fiscal years 1997, 1998 and 1999, respectively. The ruling was appealed both by the Company and the AFIP.

Based on the above, the Company recognized a provision amounting to USD 1.2 million as of March 31, 2014 as management considers there could be a potential cash outflow.

(b) Companhia Siderúrgica Nacional (CSN) – Lawsuit

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all minority holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

11.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision, and the defendants filed their response to the appeal. There are currently no estimates as to when the court of appeals will issue its judgment. Ternium believes that CSN's allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by Brazil's securities regulator Comissão de Valores Mobiliários (including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement) and, more recently, the first instance court decision on this matter referred to above. Accordingly, the Company did not record any provision in connection with this lawsuit.

(ii) Commitments

(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 62.8 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 93.4 million.

(c) Siderar assumed fixed commitments for the purchase of raw materials for a total amount of   USD 172.9 million to be expended during the next 3 years.

(d) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 83.4 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

11.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 17.4 million, while Ferromex’s would amount to approximately USD 6.1 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period. In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

(iv) Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve equals 10% of the share capital. At December 31, 2013, this reserve reached the above-mentioned threshold.

As of December 31, 2013, Ternium may pay dividends up to USD 5.8 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2013

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves (1)	1,414,122
Accumulated profit at January 1, 2013	5,844,993
Loss for the year	(6,947)

Total shareholders' equity under Luxembourg GAAP	9,457,385

(1)    As a result of the repurchase of its own shares from Usiminas on February 15, 2011, the Company created a non-distributable reserve of USD 150 million as required under Luxembourg law, which is included in Non distributable reserves.

12.    RELATED PARTY TRANSACTIONS

As of March 31, 2014, Techint owned 62.02% of the Company’ s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

12.    RELATED PARTY TRANSACTIONS (continued)

The following transactions were carried out with related parties:

	Three-month period ended March 31,
	2014	2013
	(Unaudited)
(i) Transactions
(a) Sales of goods and services
Sales of goods to other related parties	55,652	46,155
Sales of services and others to non-consolidated parties	708	250
Sales of services and others to other related parties	590	478

	56,950	46,883
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	70,505	91,308
Purchases of goods from other related parties	10,717	29,575
Purchases of services and others from non-consolidated parties	2,527	2,891
Purchases of services and others from other related parties	27,427	59,267

	111,176	183,041
(c) Financial results
Income with non-consolidated parties	78	-

	78	-
(d) Other income and expenses
Income with non-consolidated parties	155	-

	155	-

	March 31, 2014	December 31, 2013
	(Unaudited)
(ii) Period-end balances
(a) Arising from sales/purchases of goods/services
Receivables from non-consolidated parties	46,663	5,218
Receivables from other related parties	28,192	24,802
Advances to suppliers with other related parties	716	330
Payables to non-consolidated parties	(16,779)	(40,244)
Payables to other related parties	(37,929)	(35,451)

	20,863	(45,345)

TERNIUM S.A.
Consolidated Condensed Interim Financial Statements as of March 31, 2014 and for the three-month periods ended March 31, 2014 and 2013

13.   FAIR VALUE MEASUREMENT

IFRS 13 requires for financial instruments that are measured at fair value, a disclosure of fair value measurements by level. See note 32 of the Consolidated Financial Statements as of December 31, 2013 for definitions of levels of fair values and figures at that date.

The following table presents the assets and liabilities that are measured at fair value as of March 31, 2014:

	Fair value measurement as of March 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	193,624	193,624	-
Other investments	91,124	44,328	46,796
Derivative financial instruments	1,141	-	1,141

Total assets	285,890	237,952	47,937

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,211	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535

Total assets	418,056	365,182	52,874

Pablo Brizzio

Chief Financial Officer